Exhibit 17.1

June 10, 2008

High Velocity Alternative Energy Corp
5841 West 66th Street
Bedford Park, IL 60638

Dear Sirs:

Please be advised that I hereby resign as President and a Director of High Velocity Alternative Energy Corp, effective immediately.

My resignation does not in any way imply or infer that there is any dispute or disagreement relating to the Company’s operations, policies or practices.

Sincerely,

Richard Carter